Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Amendment No. 1 to the Pricing Supplement No. 317 dated March 1, 2010 to the Prospectus dated April 6, 2009 and the
Prospectus Supplement dated April 6, 2009

$2,750,000,000*

The Goldman Sachs Group, Inc.
5.375% Notes due 2020
Medium-Term Notes, Series D

* This amendment no. 1 to the pricing supplement no. 317 dated March 1, 2010 (the “pricing supplement”) relates to a total of $2,750,000,000 aggregate principal amount of notes (which we refer to as the “notes”). Of this total, $750,000,000 principal amount of the notes, which we call the “reopened notes”, were traded on the date of this pricing supplement. The remaining $2,000,000,000 principal amount of the notes, which we call the “original notes”, were issued on March 8, 2010, as described in the pricing supplement no. 317 dated March 1, 2010.

The notes being purchased have the following terms:

Issuer: The Goldman Sachs Group, Inc.

Total principal amount of the reopened notes: $750,000,000

Total aggregate principal amount of notes outstanding upon completion of this offering: $2,750,000,000 (of this total, $2,000,000,000 was issued on March 8, 2010)

Stated maturity: March 15, 2020

Specified currency: U.S. dollars

•	principal: U.S. dollars
•	interest: U.S. dollars
•	exchange rate agent: not applicable

Trade date: for the original notes, March 1, 2010; for the reopened notes, March 19, 2010

Original issue date: for the original notes, March 8, 2010; for the reopened notes, March 26, 2010

Original issue price: for the original notes, 99.099% ($1,981,980,000); for the reopened notes, 99.812% ($748,590,000) (the original issue price for the reopened notes does not include accrued interest on the reopened notes from March 8, 2010; such accrued interest to but excluding the date of delivery must be paid by the purchaser)

Underwriting discount: 0.45% for both the original and reopened notes

Net price/proceeds to The Goldman Sachs Group, Inc.: for the original notes, 98.649% ($1,972,980,000) (before expenses); for the reopened notes, 99.362% ($745,215,000) (before expenses)

CUSIP no.: 38141EA58

ISIN: US 38141EA588

Common Code: 049331061

Original issue discount notes: no

•	total amount of OID:
•	yield to maturity:
•	initial accrual period OID:

Form of notes:

•	master global book-entry form only: yes
•	non-global form available: no

Redemption before stated maturity: optional, but only if we become obligated to pay additional amounts because of U.S. withholding tax requirements

If interest rate is fixed: yes

•	annual rate: 5.375%
•	date interest starts accruing: March 8, 2010 (for both the reopened and original notes)
•	interest payment dates: March 15 and September 15, commencing on September 15, 2010 (for both the reopened and original notes)
•	regular record dates: March 1 and September 1
•	denominations: $2,000 and integral multiples of $1,000 thereafter
•	day count convention: 30/360 (ISDA)
•	business day: New York
•	business day convention: following unadjusted

Listing: none

If interest rate is floating: not applicable

Defeasance applies as follows: not applicable

•	full defeasance — i.e., our right to be relieved of all our obligations on the note by placing funds in trust for the investor:
•	covenant defeasance — i.e., our right to be relieved of specified provisions of the note by placing funds in trust for the investor:

The information above, if any, about the original issue date, trade date, original issue price, net proceeds and original issue discount relates only to the initial sale of the notes. If the notes are sold in a market-making transaction after their initial sale, information about the price paid and the date of the sale will be provided in a separate confirmation of sale. Please refer to the accompanying prospectus dated April 6, 2009 and the accompanying prospectus supplement dated April 6, 2009 for additional information about the notes being purchased.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

The notes have been registered under the Securities Act of 1933 solely for the purpose of sales in the United States; they have not been and will not be registered for the purpose of any sales outside the United States.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in a market-making transaction in the notes after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus are being used in a market-making transaction.

Goldman, Sachs & Co.

Daiwa Securities America Inc.	KKR
Jackson Securities, LLC	Siebert Capital Markets

Pricing Supplement dated March 19, 2010.

Payment of Additional Amounts

We intend to make all payments on the notes without deducting U.S. withholding taxes. If we are required by law to do so on payments to non-U.S. investors, however, we will pay additional amounts on those payments to the extent described in this subsection.

We will pay additional amounts on a note only if the beneficial owner of the note is a United States alien. The term “United States alien” means any person who, for U.S. federal income tax purposes is:

•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership one or more of the members of which is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual or a nonresident alien fiduciary of a foreign estate or trust; or

•	a nonresident alien fiduciary of an estate or trust that is not subject to U.S. federal income tax on a net income basis on income or gain from a note.

If the beneficial owner of a note is a United States alien, we will pay all additional amounts that may be necessary so that every net payment of interest or principal on that note will not be less than the amount provided for in that note. By net payment, we mean the amount we or our paying agent pays after deducting or withholding an amount for or on account of any present or future tax, assessment or other governmental charge imposed with respect to that payment by a U.S. taxing authority.

Our obligation to pay additional amounts is subject to several important exceptions, however. We will not pay additional amounts for or on account of any of the following:

•	any tax, assessment or other governmental charge imposed solely because at any time there is or was a connection between the beneficial owner — or between a fiduciary, settlor, beneficiary or member of the beneficial owner, if the beneficial owner is an estate, trust or partnership — and the United States (other than the mere receipt of a payment or the ownership or holding of a note), including because the beneficial owner — or the fiduciary, settlor, beneficiary or member — at any time, for U.S. federal income tax purposes:

—	is or was a citizen or resident or is or was treated as a resident of the United States;

—	is or was present in the United States;

—	is or was engaged in a trade or business in the United States;

—	has or had a permanent establishment in the United States;

—	is or was a personal holding company, a passive foreign investment company or a controlled foreign corporation;

—	is or was a corporation that accumulates earnings to avoid U.S. federal income tax; or

—	is or was a “ten percent shareholder” of The Goldman Sachs Group, Inc.;

•	any tax, assessment or other governmental charge imposed solely because of a change in applicable law or regulation, or in any official interpretation or application of applicable law or regulation, that becomes effective more than 15 days after the day on which the payment becomes due or is duly provided for, whichever occurs later;

•	any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax, or any similar tax, assessment or other governmental charge;

•	any tax, assessment or other governmental charge imposed solely because the beneficial holder or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the United States of the holder or any beneficial owner of the note, if compliance is required by statute or by regulation of the U.S. Treasury department or by an applicable income tax treaty to which the United States is a party, as a precondition to exemption from such tax, assessment or other governmental charge;

•	any tax, assessment or other governmental charge that can be paid other than by deduction or withholding from a payment on the notes;

•	any tax, assessment or other governmental charge imposed solely because the payment is to be made by a particular paying agent (including The Goldman Sachs Group, Inc.) and would not be imposed if made by another paying agent;

•	by or on behalf of a holder who would be able to avoid withholding or deduction by presenting the note to another paying agent in a Member State of the European Union;

•	any tax, assessment or other governmental charge imposed solely because the holder (1) is a bank purchasing the note in the ordinary course of its lending business or (2) is a bank that is neither (A) buying the note for investment purposes only nor (B) buying the note for resale to a third party that either is not a bank or holding the note for investment purposes only; or

•	any combination of the taxes, assessments or other governmental charges described above.

In addition, we will not pay additional amounts with respect to any payment of principal, or interest to any United States alien who is a fiduciary or a partnership, or who is not the sole beneficial owner of the payment, to the extent that we would not have to pay additional amounts to any beneficiary or settlor of the fiduciary or any member of the partnership, or to any beneficial owner of the payment, if that person or entity were treated as the beneficial owner of the note for these purposes.

When we refer to a “U.S. taxing authority” in this subsection and “— Payment of Additional Amounts” above, we mean the United States of America or any state, other jurisdiction or taxing authority in the United States. When we refer to the “United States”, we mean the United States of America, including the states and the District of Columbia, together with the territories, possessions and all those areas subject to the jurisdiction of the United States of America.

When we refer to any payment of interest or principal on a note, this includes any additional amount that may be payable as described above in respect of that payment.

When We Can Redeem the Notes

We will not be permitted to redeem the notes before their stated maturity, except as described below. The notes will not be entitled to the benefit of any sinking fund — that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.

We will be entitled, at our option, to redeem the outstanding notes in whole and not in part if at any time we become obligated to pay additional amounts on any notes on the next interest payment date, but only if our obligation results from a change in the laws or regulations of any U.S. taxing authority, or from a change in any official interpretation or application of those laws or regulations, that becomes effective or is announced on or after March 1, 2010.

If we redeem the notes, we will do so at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued interest to the redemption date.

If we become entitled to redeem the notes, we may do so at any time on a redemption date of our choice. However, we must give the holders of the notes being redeemed notice of the redemption not less than 30 days or more than 60 days before the redemption date and not more than 90 days before the next date on which we would be obligated to pay additional amounts. In addition, our obligation to pay additional amounts must remain in effect when we give the notice of redemption. We will give the notice in the manner described under “Description of Debt Securities We May Offer — Notices” in the accompanying prospectus.

Trustee Conflict of Interest

BNY Mellon Capital Markets, LLC, an affiliate of the trustee, was an underwriter for the offering of the original notes. Therefore, pursuant to the Trust Indenture Act of 1939, if a default occurs with respect to the notes within one year after March 8, 2010 (or any other offering of our securities in which an affiliate of the trustee participates as an underwriter), the trustee may be considered to have a conflicting interest for purposes of the Trust Indenture Act. In that event, the trustee may be required to resign as trustee under the senior debt indenture under which the notes are being issued and we would be required to appoint a successor trustee, unless the default is cured or waived within 90 days.

FDIC

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a terms agreement and a distribution agreement with respect to the reopened notes. Subject to certain conditions, each underwriter named below has severally agreed to purchase the principal amount of reopened notes indicated in the following table.

Principal Amount of
Underwriters	Reopened Notes
Goldman, Sachs & Co.	$727,500,000
Daiwa Securities America Inc.	7,500,000
KKR Capital Markets LLC	7,500,000
Jackson Securities, LLC	3,750,000
Muriel Siebert & Co., Inc.	3,750,000

Total	$750,000,000

Of the $2,750,000,000 principal amount of notes described in this pricing supplement, $2,000,000,000 principal amount of the original notes was purchased by Goldman, Sachs & Co. and certain other underwriters in connection with the initial offering, sale and issuance of those original notes, which were issued on March 8, 2010. The pricing terms of the offering of the original notes are set forth on the cover of this pricing supplement.

The underwriters are committed to take and pay for all of the reopened notes being offered, if any are taken.

The following table shows the per reopened note and total underwriting discounts and commissions to be paid to the underwriters by us.

Per reopened note	$45
Total	$3,375,000

Reopened notes sold by the underwriters to the public will initially be offered at the original issue price set forth on the cover of this pricing supplement. The underwriters intend to purchase the reopened notes from The Goldman Sachs Group, Inc. at a purchase price equal to the original issue price less a discount of 0.45% of the principal amount of the reopened notes. Any reopened notes sold by the underwriters to securities dealers may be sold at a discount from the original issue price of up to 0.20% of the principal amount of the reopened notes. Any such securities dealers may resell any reopened notes purchased from the underwriters to certain other brokers or dealers at a discount from the original issue price of up to 0.15% of the principal amount of the reopened notes. If all of the reopened notes are not sold at the original issue price, the underwriters may change the offering price and the other selling terms. The offering of the reopened notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters intend to offer the reopened notes for sale in the United States either directly or through affiliates or other dealers acting as selling agents. The underwriters may also offer the reopened notes for sale outside the United States either directly or through affiliates or other dealers acting as selling agents. This pricing supplement may be used by the underwriters and other dealers in connection with offers and sales of reopened notes made in the United States, as well as offers and sales in the United States of reopened notes initially sold outside the United States. The reopened notes have not been, and will not be, registered under the Securities Act of 1933 for the purpose of sales outside the United States.

Please note that the information about the original issue date, original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the reopened notes. If you have purchased a reopened note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

It is expected that delivery of the reopened notes will be made against payment therefor on March 26, 2010, which is the fifth business day following the date of this pricing supplement. Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade reopened notes on any date prior to the third business day before delivery will be required, by virtue of the fact that the reopened notes initially will settle on the fifth business day following the day of pricing (“T+5”), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Each underwriter has represented and agreed that it will not offer or sell the notes in the United States or to United States persons except if such offers or sales are made by or through Financial Industry Regulatory Authority, Inc. member broker-dealers registered with the U.S. Securities and Exchange Commission.

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area (Iceland, Norway and Liechtenstein in addition to the member states of the European Union) which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State which are the subject of the offering contemplated by this prospectus except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes referred to above shall require The Goldman Sachs Group, Inc. or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this section, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

The notes offered hereby have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “FIEL”) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

The notes are not offered in or from Switzerland on the basis of a public offering and will not be listed on a Swiss Exchange. Accordingly, this pricing supplement and the accompanying prospectus supplement and prospectus do not constitute a prospectus as defined in art. 1156 of the Swiss Code of Obligations or a listing prospectus as defined in art. 32 of the Listing Rules of the SIX Swiss Exchange. Any resales of the notes by the underwriters thereof may only be undertaken on a private basis to selected individual investors. This pricing supplement and accompanying prospectus supplement and prospectus may not be copied, reproduced, distributed or passed on to others without our prior written consent. By accepting this pricing supplement and accompanying prospectus or by subscribing to the notes, investors are deemed to have acknowledged and agreed to abide by these restrictions. Investors are advised to consult with their financial, legal or tax advisers before investing in the notes.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the reopened notes, excluding underwriting discounts and commissions, whether paid to Goldman, Sachs & Co. or any other underwriter, will be approximately $135,000.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus and “Supplemental Plan of Distribution” in the accompanying prospectus supplement. However, the provision regarding the market-making activities of Goldman, Sachs & Co. described under “Market-Making Resales by Affiliates” on page 142 of the accompanying prospectus does not apply to the notes. Goldman, Sachs & Co. does not intend to make a market in these notes.

The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for The Goldman Sachs Group, Inc. or its affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of The Goldman Sachs Group, Inc.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement and the accompanying prospectus supplement and prospectus. You must not rely on any unauthorized information or representations. This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

Pricing Supplement

$2,750,000,000*

The Goldman Sachs
Group, Inc.

5.375% Notes due 2020

Medium-Term Notes, Series D

Goldman, Sachs & Co.
Daiwa Securities America Inc.
KKR
Jackson Securities, LLC
Siebert Capital Markets